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                             May 3, 2021

       David Southwell
       Chief Executive Officer
       TScan Therapeutics, Inc.
       830 Winter Street
       Waltham, MA 02451

                                                        Re: TScan Therapeutics,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 30,
2021
                                                            File No. 333-255491

       Dear Mr. Southwell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 30,
2021

       Our Pipeline, page 2

   1. We note your response to our prior comment 1. Please revise your disclosure to define the abbreviations AML, ALL,
MDS and NSCLC when first used in your prospectus
                                                        summary.
       Our amended and restated certificate of incorporation provides that the Court of Chancery..., page 89

   2. We note your response to our prior comment 2. While your disclosure on pages 89 and
                                                        206 states that your
amended charter will provide that the exclusive forum provision will not apply to claims
brought to enforce a duty or lability created by the Exchange Act, we
 David Southwell
TScan Therapeutics, Inc.
May 3, 2021
Page 2
      note that this is not clearly stated in the exclusive forum provision of your amended charter to be effective upon the completion of this offering. Please revise Section 12 of your Form of Amended and Restated Certificate of Incorporation to be consistent with your disclosure in this section or provide reasonable assurance that you will make future
      investors aware of the provision   s limited applicability (for example,
by including such
      disclosure in your future Exchange Act reports).
       You may contact Tara Harkins at 202-551-3639 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Southwell
                                                           Division of
Corporation Finance
Comapany NameTScan Therapeutics, Inc.
                                                           Office of Life
Sciences
May 3, 2021 Page 2
cc:       Timothy H. Ehrlich, Esq.
FirstName LastName